UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         SCHEDULE 13D


          Under the Securities Exchange Act of 1934

                       (AMENDMENT NO. 1)

                   SMT Health Services, Inc.
                  ----------------------------
                       (Name of Issuer)


                         Common Stock
                -------------------------------
                (Title of Class and Securities)


                          784585101
            -------------------------------------
            (CUSIP Number of Class of Securities)


                       Michael J. Halpern
             1999 Avenue of the Stars, Suite 1950
                     Los Angeles, CA  90067
                        (310) 201-7795

                            Copy to:

                          Kent V. Graham
                      O'Melveny & Myers LLP
             1999 Avenue of the Stars, 7th Floor
                      Los Angeles, CA  90067
                         (310) 553-6700
           ------------------------------------------
   (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications)

                             May 12, 1997
                   --------------------------------
    (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13D-
1(b)(3) or (4), check the following box:  [ ]

Check the following box if a fee is being paid with this
Statement:  [ ]

(1)  NAME OF REPORTING PERSON

          Dorchester Partners, L.P.

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  [x]
                                              (b)  [ ]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS

          WC



(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                  [ ]



(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE



                     : (7) SOLE VOTING POWER
                     :   -0- SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   560,147 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   -0- SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   560,147 SHARES OF COMMON STOCK



(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          560,147 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                         [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.9%

(14) TYPE OF REPORTING PERSON

          PN

(1)  NAME OF REPORTING PERSON

     Dorchester Advisors, Inc.


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  [x]
                                              (b)  [ ]


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS

          AF


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                    [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA



                     : (7) SOLE VOTING POWER
                     :   -0- SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   560,147 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   -0- SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   560,147 SHARES OF COMMON STOCK


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          560,147 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                         [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.9%


(14) TYPE OF REPORTING PERSON

          CO

(1)  NAME OF REPORTING PERSON

          Michael J. Halpern



(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                               (a)  [x]
                                               (b)  [ ]


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS

          AF


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                   [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA


                     : (7) SOLE VOTING POWER
                     :   55,858 SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   616,005 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   55,858 SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   616,005 SHARES OF COMMON STOCK


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          616,005 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                        [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8%


(14) TYPE OF REPORTING PERSON

          IN

This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed October 2, 1996 (the "Schedule 13D"), relating to the common stock par value $.01 per share (the "Common Stock") of SMT Health Services, Inc. ("SMT"), a Delaware corporation. Unless otherwise indicated, all capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.


ITEM 1.   SECURITY AND ISSUER

          Item 1 is hereby amended in its entirety as follows:

          The equity securities to which this statement relates are Common Stock of SMT, with its principal executive offices at 10521 Perry Highway, Wexford, PA 15090. At March 31, 1997, SMT had outstanding 5,684,000 shares of Common Stock, according to information provided to the Reporting Persons by SMT.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 3 is hereby amended in its entirety as follows:

          The aggregate purchase price (including commissions, if any) for the shares of Common Stock reported on this Amendment
No. 1 to Schedule 13D as held by the Reporting Persons was $4,426,940. The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were purchased with working investment capital.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended in its entirety as follows:

          (A) As of the date hereof, Partners is the direct, beneficial owner of 560,147 shares of Common Stock, which constitutes 9.9% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding by SMT on March 31, 1997). Advisors does not directly own any Common Stock but, by virtue of its position as the general partner of Partners, may be deemed to own beneficially the shares of Common Stock held by Partners. The Managed Account is the direct, beneficial owner of 55,858 shares of Common Stock, which constitutes .98% of the outstanding shares of Common Stock. Halpern does not directly own any Common Stock, but, by virtue of his control over the investment and voting decisions of
(i) Advisors (and therefore, Partners), and (ii) the Managed Account, Halpern may be deemed to own beneficially the shares of Common Stock held by Partners and the Managed Account.
Therefore, Halpern is the indirect beneficial owner of 616,005 shares of Common Stock, which constitutes 10.8% of the outstanding shares of the Common Stock.

          (B) Partners, Advisors and Halpern may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by Partners. Halpern may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by the Managed Account.

          (C) The following table sets forth the transactions effected by Partners and the Managed Account during the past sixty days. Each of the transactions set forth below reflects a purchase effected by means of an over-the-counter trade. The Price Per Share excludes commissions, if any.


                 Buy or       Sell Price      Number of Shares   Entity Engaging
Trade Date       Sell         Share ($)       Purchased or Sold  in Transaction

03/13/97           B            8.75            1,800               Partners

03/13/97           B            8.75              200                Managed
                                                                     Account

03/14/97           B            8.6875          1,800               Partners

03/14/97           B            8.6875            200               Managed
                                                                    Account

03/17/97           B            8.50            1,000               Partners

03/17/97           B            8.625           2,700               Partners

03/17/97           B            8.625             300                Managed
                                                                     Account

03/19/97           B            8.3125          1,400               Partners

03/19/97           B            8.3125            200                Managed
                                                                     Account

03/20/97           B            8.6750          3,700               Partners

3/20/97            B            8.6339         15,900               Partners

3/20/97            B            8.50            2,200               Partners

3/20/97            B            8.6750            300                Managed
                                                                     Account

3/20/97            B            8.6339          1,600                Managed
                                                                     Account

3/20/97            B            8.50              300                Managed
                                                                     Account

3/21/97            B            8.550           1,000                Partners

3/21/97            B            8.4464          6,300                Partners

3/21/97            B            8.550             100                Managed
                                                                     Account

3/21/97            B            8.4464            700                Managed
                                                                     Account

3/27/97            B            8.3824         15,400                Partners

3/27/97            B            8.3824          1,500                Managed
                                                                     Account

3/31/97            B            8.50              900                Partners

3/31/97            B            8.50              100                Managed
                                                                     Account

4/7/97             B            8.50            1,000                Partners

4/10/97            B            8.5625          2,000                Partners

4/11/97            B            8.3125          2,000                Partners

4/14/97            B            8.50              200                Partners

4/15/97            B            8.6875          1,500                Partners

4/15/97            B            8.6875          5,000                Partners

4/17/97            B            9.0938          1,700                Partners

4/17/97            B            9.0938            300                Managed
                                                                     Account

4/18/97            B            9.00            9,100                Partners

4/18/97            B            9.00              900                Managed
                                                                     Account

5/5/97             B            9.25            2,300                Partners

5/5/97             B            9.25              200                Managed
                                                                     Account

5/5/97             B            9.1875          2,200                Partners

5/5/97             B            9.1875            300                Managed
                                                                     Account

5/6/97             B           10.5625          1,900                Partners

5/6/97             B           10.43              100                Managed
                                                                     Account

5/6/97             B           10.43            2,200                Partners

5/6/97             B           10.25              300                Managed
                                                                     Account

5/9/97             B            9.875           1,000                Partners

5/12/97            B            9.8194         10,000                Partners

5/12/97            B            9.8194         11,300                Partners

5/12/97            B            9.9464          2,200                Managed
                                                                     Account

5/13/97            B            9.875           1,400                Partners

5/13/97            B            9.875           2,600                Partners

5/13/97            B            9.875             400                Managed
                                                                     Account

5/13/97            B            9.875           1,800                Partners

5/13/97            B            9.875             200                Managed
                                                                     Account

5/14/97            B            9.9444          4,100                Partners

5/14/97            B            9.9444            400                Managed
                                                                     Account



          (D) The Managed Account has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of SMT owned by the Managed Account. To the best of Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of SMT which the Reporting Persons may be deemed to own beneficially.

          (E)  Not applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          1. Joint Acquisition Statement (incorporated by reference to the Schedule 13D filed October 2, 1996).

                             SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 15, 1997



                               DORCHESTER ADVISORS, INC.

                               By: __/s/ Michael J. Halpern__
                                   Michael J. Halpern
                                   President



                               DORCHESTER PARTNERS, L.P.

                               By: Dorchester Advisors, Inc.
                                   General Partner

                                   By: __/s/ Michael J. Halpern__
                                       Michael J. Halpern
                                       President


                                  __/s/ Michael J. Halpern__
                                  MICHAEL J. HALPERN